UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant To Section 15(d) of The Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

OR

☐	Transition Report Pursuant To Section 15(d) of The Securities Exchange Act of 1934

For the transition period from                               to

Commission File Number 001-07935

A.    Full title of the plan and address of the plan, if different from that of the issuer named below:

INTERNATIONAL RECTIFIER CORPORATION
RETIREMENT SAVINGS PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERNATIONAL RECTIFIER CORPORATION
233 KANSAS STREET
EL SEGUNDO, CALIFORNIA 90245

International Rectifier Corporation

Retirement Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERNATIONAL RECTIFIER CORPORATION
RETIREMENT SAVINGS PLAN

June 17, 2005	/s/ CARL MORGAN
Carl Morgan
Member of Administrative Committee

International Rectifier Corporation

Retirement Savings Plan

Index

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

Notes to Financial Statements

Supplemental Schedule

Schedule H, line 4i- Schedule of Assets (Held at End of Year)
December 31, 2004

Exhibit Index

23.1 – Consent of Independent Registered Public Accounting Firm

Note:         All other schedules have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

International Rectifier Corporation Retirement Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the International Rectifier Corporation Retirement Savings Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Assets (Held at End of Year) at December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Los Angeles, California

June 17, 2005

International Rectifier Corporation

Retirement Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets

Investments, at fair value	$121,560,780	$111,468,734

Net assets available for benefits	$121,560,780	$111,468,734

The accompanying notes are an integral part of these financial statements.

International Rectifier Corporation

Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

Additions to net assets attributed to:

Investment income:
Interest and dividend income	$2,353,226
Interest on participant loans	231,822
Net appreciation in the fair value of investments	4,200,766
6,785,814

Contributions:
Employee	10,773,205
Employer	3,336,329
14,109,534

Total additions	20,895,348

Deductions from net assets attributed to:

Benefits paid to participants	(10,776,643)
Administrative fees	(26,659)

Total deductions	(10,803,302)

Net increase in net assets	10,092,046

Net assets available for benefits:
Beginning of year	111,468,734

End of year	$121,560,780

The accompanying notes are an integral part of these financial statements.

International Rectifier Corporation

Retirement Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

1.                                      Description of the Plan

The following description of the International Rectifier Corporation Retirement Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

International Rectifier Corporation (the “Company” or “Plan Sponsor”) established the Plan on April 1, 1988.  The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligibility

Effective June 1, 2002, an employee is eligible to participate in the Plan on the later of (i) the date on which the eligible employee’s employment commences, or (ii) the date on which he or she has attained age 18.

Contributions

Effective January 1, 2004, the Plan allowed participants to make up to 40% of their compensation in pre-tax contributions, including catch-up contributions for participants over age 50, subject to the IRS limits, and up to 40% of after-tax contributions, not to exceed $11,000.  Participants could also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

The Company’s matching contribution is 150% of the first $200 of the participant’s contribution, plus 50% of the next $5,400, with the aggregate matching contribution made by the Company, not to exceed $3,000 per participant in a Plan year.  In addition to the Company’s matching contribution, the Board of Directors can make annual discretionary contributions in the form of cash or Company stock.  For the year ended December 31, 2004, there were no discretionary contributions authorized by the Board.

Vesting

Participants are immediately vested in their contributions and the Company’s matching and discretionary contributions plus actual earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and Plan earnings.  Allocations are based on participant contributions or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Programs

The trustee for the Plan is Fidelity Management Trust Company (the “Trustee”).  All accounts are held in trust funds, Company unitized stock fund or a self-directed brokerage account, which primarily consist of cash and cash equivalents, common stock and mutual funds.  All accounts are invested in accordance with the terms of the Plan and investment options elected by Plan participants.

The self-directed brokerage account was offered to Plan participants beginning in 2000 and enables Plan participants to purchase or sell individual securities within their accounts.  The Plan document defines the eligible securities the participants can invest in within the self-directed brokerage account.  The purchase and sale of Company stock is not permitted as an investment option for participants who use the brokerage link account. The custodian of the Plan is Fidelity Brokerage Service, Inc. (“Fidelity Brokerage”).  Fidelity Brokerage executes the investment transactions, collects interest and dividend income and retains custody of the investment securities within the guidelines of ERISA.

Participants can allocate their contributions and account balances to any or all of the investment fund options and the self-directed brokerage account.  Participants may transfer their account balances, or a portion thereof, from one fund to another, or from a fund to the self-directed brokerage account.  However, all assets transferred from the self-directed brokerage account are first credited to a default fund designated by the Plan.  The participants may then transfer their account balances to other funds.  Participants may not make direct transfers from the Managed Income Portfolio into the self-directed brokerage account.

Participant Loans

The Plan allows participants to borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000, less the highest outstanding loan balance from the Plan during the prior twelve months.  Loan terms range from one to five years or up to ten years for the purchase of a primary residence.  The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with comparable prevailing rates as determined periodically.  Principal and interest are paid ratably through bi-weekly payroll deductions.

Benefit Payments

A participant who is currently in service may withdraw all or a portion of his or her vested accounts after attainment of age 59 1/2.  A participant is limited to two withdrawals under this option during any twelve-month period.  Upon termination of service, a participant will receive a lump-sum amount equal to the value of the participant’s account, as defined by the Plan, unless the participant chooses to leave the account balance in the Plan.  A participant may leave his or her account balance in the Plan if the balance exceeds $5,000 and the participant has not yet attained normal retirement age.  Benefits are recorded when paid.

Effective March 1, 2005, a participant may leave his or her account balance in the Plan if the balance is at least $1,000.

2.                                      Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared using the accrual method of accounting and in accordance with the accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts in the statement of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds, common stock and other securities.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Investments

The Plan’s investments in shares of common stock are valued at the last quoted sales price on the last business day of the year.  Shares in registered investment companies are valued at the net asset value of shares held by the Plan at year end.  Shares of comingled trust funds are valued at net unit value, which is based upon the value of the underlying securities as determined by the Trustee at year end. Participant loans are valued at the unpaid amount of the loan that is estimated to approximate fair value.

Purchases and sales of securities are reflected on a trade date basis.  The basis for all securities sold is determined by average cost.  Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.  The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

3.                                      Investments

The following are investments that represent 5% or more of the Plan’s net assets at December 31:

	2004	2003

International Rectifier Unitized Stock Fund	$23,803,892	$25,357,816
Fidelity Growth Company Fund	17,534,449	16,195,624
Fidelity Value Fund	14,905,242	12,150,486
Fidelity Retirement Government Money Market Portfolio	12,785,527	12,496,300
Fidelity Managed Income Portfolio	8,908,262	8,626,117
Fidelity Low-Priced Stock Fund	8,428,911	5,888,470
Fidelity Intermediate Bond Fund	7,802,794	7,732,860

For the year ended December 31, 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,200,766 as follows:

Mutual funds	$6,235,492
Company common stock	(2,130,854)
Self-directed brokerage account	96,128

$4,200,766

4.                                      Related-Party Transactions

Certain of the Plan’s investments are shares of mutual funds managed by the trustee of the Plan.  In addition, Fidelity Brokerage, the custodian of the Plan, executes the investment transactions within the self-directed brokerage account.  Therefore, these transactions qualify as party-in-interest transactions for which a statutory exemption exists.  Fees paid by the Plan for investment management services were nominal for the year ended December 31, 2004.

The Company also qualifies as a party-in-interest and absorbs certain administrative expenses of the Plan.  The Company paid $50,845 of administrative expenses on behalf of the Plan for the year ended December 31, 2004.  Such transactions with the Company qualify for a statutory exemption. Participant loans are considered party-in-interest transactions, and thus qualify for statutory exemption.

The Plan also offers the International Rectifier Unitized Stock Fund investment option. The International Rectifier Unitized Stock Fund is designed primarily for investments in common stock of the Company. Transactions in this investment qualify as exempt party-in-interest transactions.

5.                                      Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon a partial or complete termination of the Plan, the account balances of the participants are nonforfeitable and will be determined as of the termination date.

6.                                      Tax Status of the Plan

The Plan has obtained a favorable tax determination letter from the Internal Revenue Service dated April 30, 2002.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently in compliance with the applicable requirements of the Internal Revenue Code (the “Code”). Therefore, the Company believes that the Plan qualified as tax-exempt for the year ended December 31, 2004.

Supplemental Schedule

International Rectifier Corporation

Retirement Savings Plan

EIN 95-1528961      PN 003

Schedule H, line 4i- Schedule of Assets (Held at End of Year **)
December 31, 2004

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*	International Rectifier Unitized Stock Fund	Company Stock	$23,803,892
*	Fidelity Growth Company Fund	Shares in Registered Investment Company	17,534,449
*	Fidelity Value Fund	Shares in Registered Investment Company	14,905,242
*	Fidelity Retirement Government Money Market Portfolio	Shares in Registered Investment Company	12,785,527
*	Fidelity Managed Income Portfolio	Shares in Commingled Trust Fund	8,908,262
*	Fidelity Low-Priced Stock Fund	Shares in Registered Investment Company	8,428,911
*	Fidelity Intermediate Bond Fund	Shares in Registered Investment Company	7,802,794
*	Spartan U.S. Equity Index Fund	Shares in Registered Investment Company	5,488,142
*	Fidelity Diversified International Fund	Shares in Registered Investment Company	4,527,998
*	Fidelity Blue Chip	Shares in Registered Investment Company	3,285,321
*	Fidelity Equity Income	Shares in Registered Investment Company	2,019,929
*	Fidelity Fund	Shares in Registered Investment Company	1,411,867
*	Fidelity Freedom 2010	Shares in Registered Investment Company	1,270,748
*	Fidelity Freedom 2020	Shares in Registered Investment Company	1,218,914
*	Fidelity Freedom 2030	Shares in Registered Investment Company	800,426
*	Fidelity Freedom Income	Shares in Registered Investment Company	405,236
*	Fidelity Freedom 2040	Shares in Registered Investment Company	269,118
*	Fidelity Freedom 2000	Shares in Registered Investment Company	338,716
*	Brokeragelink	Shares in Self-Directed Brokerage Account	3,035,200
*	Participant loans	Interest rates range from 6.50% to 9.00% and maturing between January 2005 and December 2014	3,320,088

			$121,560,780

*                 A party-in-interest for which a statutory exemption exists.

**          Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan year and any investment asset purchased during the Plan year sold before the end of the Plan year, with certain exceptions.

International Rectifier Corporation

Retirement Savings Plan

Exhibit Index

Exhibit	Description

23.1	Consent of PricewaterhouseCoopers LLP